# Pepco Holdings, Inc.

## NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepcoholdings.com
NYSE: POM

For Immediate Release
August 6, 2004

Media Contact:          Debbi Jarvis
                        or Robert Dobkin (202) 872-2680
Investor Relations:     Ernie Bourscheid
                        or Donna Kinzel (202) 872-2797

## Pepco Holdings Reports Second-Quarter 2004 Results; Conference Call Scheduled

### Highlights

- **Consolidated earnings for the 2nd quarter 2004 increased to 53 cents per share from 25 cents per share for the same quarter last year.**

- **Conectiv Energy's 2nd quarter results reflect an improvement of 11 cents per share (including 4 cents per share related to a gain on the disposition of a co-generation facility) over the corresponding period in 2003.**

- **Contract signed for the sale of the Company's 50 percent interest in Starpower; additional impairment charge recorded.**

- **$550 million expiring component of the Company's $1.1 billion credit facility renewed for 5 years and increased to $650 million, raising the total facility to $1.2 billion.**

- **Court of Appeals remands to District Court Mirant's request to reject contracts with Pepco.**

Pepco Holdings, Inc. (NYSE: POM) today reported second-quarter 2004 consolidated earnings of $90.4 million, or 53 cents per share, on operating revenue of $1.7 billion. Consolidated earnings in the second quarter of 2003 were $43 million, or 25 cents per share, on operating revenue of $1.7 billion.

"We are pleased with the performance of our regulated power delivery operations which benefited from improved sales growth and favorable weather," said Dennis R. Wraase, Chairman and Chief Executive Officer of Pepco Holdings. "We are also encouraged by the progress of our two non-regulated energy service businesses, Conectiv Energy and Pepco Energy Services, both of which registered higher margins for the quarter compared with last year."

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1

For the six months ended June 30, 2004, PHI's consolidated earnings were $141.6 million, or 82 cents per share, on operating revenues of $3.5 billion.  For the same period last year, PHI reported consolidated earnings of $18.1 million, or 11 cents per share, on operating revenue of $ 3.6 billion.

For further details regarding the change in consolidated earnings between 2004 and 2003, please see the schedules that follow and refer to the Pepco Holdings' Form 10-Q for the quarter ended June 30, 2004 filed today with the Securities and Exchange Commission.  Also, please refer to the Pepco Holdings Form 10-Q for the quarter ended June 30, 2004, for further details concerning the Starpower contract and the credit facility renewal.

## CONFERENCE CALL FOR INVESTORS

PHI will host a conference call to discuss second-quarter results on Tuesday, August 10 at 9:00 a.m. EDT.  Individual investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by telephone at (800) 901-5231.  A taped on-demand replay of the conference call will also be available for seven days following the call.  To hear the replay, call (888) 286-8010 and enter pass code 31646128.  An audio archive will also be available on the PHI Web site, http://www.pepcoholdings.com/investors/index.financialrelease.html/.

## CURRENT NEWS

As previously disclosed, on August 28, 2003, Mirant filed with the Bankruptcy Court a motion seeking authorization to reject certain Power Purchase Agreement obligations to Pepco (see Management's Discussion and Analysis of Financial Condition and Results of Operations - Regulatory and Other Matters - Relationship to Mirant Corporation in the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2004 for a complete discussion).  Subsequently, upon Pepco's motion, this matter was removed to the United States District Court for the Northern District of Texas, Fort Worth Division, which ruled that it did not have jurisdiction to permit rejection in as much as the subject contracts were within FERC's exclusive jurisdiction. Mirant then appealed to the United States Court of Appeals for the 5[th] Circuit.

On August 4, 2004 the Court of Appeals remanded the case to the United States District Court saying that it has jurisdiction to rule on the merits of Mirant's rejection motion, suggesting that in doing so the court should consider applying a "more rigorous standard" than the business judgment rule usually applied by bankruptcy courts in ruling on rejection motions and noting that there are other "important issues which must be resolved before a decision on the merits would be appropriate."

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**About PHI:** Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operations consist of PHI Power Delivery, which delivers 50,000 gigawatt-hours of power to more than 1.7 million customers in Washington, D.C., Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

**Forward-Looking Statements:** Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

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# Pepco Holdings, Inc.
## Earnings Per Share Variance
## 2004 / 2003

|  | 2nd Quarter | | | | | |
|  | Competitive Energy | | | | | |
|  | Power Delivery | Conectiv Energy | Pepco Energy Services | Other-Non Regulated | Corporate & Other | Total PHI |
|---|---|---|---|---|---|---|
| **2004 Results of Operations (GAAP)** | **$ .42** | **$ .14** | **$ .02** | **$ .04** | **$ (.09)** | **$ .53** |
| Supplemental Adjustments 1/ | | | | | | |
| Gain on Vineland distribution assets Condemnation Settlement | (.05) | | | | | (.05) |
| Gain on disposition associated with Vineland co-generation facility | | (.04) | | | | (.04) |
| Starpower Impairment | | | | .04 | | .04 |
| 2004 Results as Adjusted | .37 | .10 | .02 | .08 | (.09) | .48 |
| **2003 Results of Operations (GAAP)** | **$ .26** | **$ .03** | **$ .01** | **$ .06** | **$ (.11)** | **$ .25** |
| Supplemental Adjustments 1/ | | | | | | |
| ACE Accrual Reversal | (.03) | | | | | (.03) |
| ACE NJ Deferral Disallowance | .09 | | | | | .09 |
| 2003 Results as Adjusted | .32 | .03 | .01 | .06 | (.11) | .31 |
| **Variance for 2004 Adjusted vs 2003 Adjusted** | **$ .05** | **$ .07** | **$ .01** | **$ .02** | **$ .02** | **$ .17** |
|  | (a) | (b) | (c) | (d) | | |

1/     The adjustments represent non-GAAP financial information. Management believes that the adjusted earnings amounts may be useful to investors because they show results before giving effect to the adjustment items.

(a)     Increase due to sales growth and favorable weather partially offset by lower margins on Pepco Standard Offer Service.
(b)     Increase due to higher generation output primarily from the Bethlehem plant going on line and improved margins.
(c)     Increase due to higher margins primarily associated with commercial and industrial commodity sales and reduced interest expense.
(d)     Increase due to reduced interest expense.

**<u>Share Information</u>**

|  | 2004 | 2003 |
|---|---|---|
| Weighted Average Shares Outstanding (Millions) - 2nd Quarter | 172.2 | 170.5 |

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# Pepco Holdings, Inc.
## Earnings Per Share Variance
## 2004 / 2003

| | Year to Date June | | | | | |
| | Competitive Energy | | | | | |
| | Power Delivery | Conectiv Energy | Pepco Energy Services | Other-Non Regulated | Corporate & Other | Total PHI |
|---|---|---|---|---|---|---|
| **2004 Results of Operations (GAAP)** | **$ .66** | **$ .17** | **$ .04** | **$ .15** | **$ (.20)** | **$ .82** |
| Supplemental Adjustments 1/ | | | | | | |
| Gain on Vineland distribution assets Condemnation Settlement | (.05) | | | | | (.05) |
| Gain on disposition associated with Vineland co-generation facility | | (.04) | | | | (.04) |
| Local Tax Benefit | | | (.01) | (.05) | (.01) | (.07) |
| Starpower Impairment | | | | .04 | | .04 |
| 2004 Results as Adjusted | .61 | .13 | .03 | .14 | (.21) | .70 |
| **2003 Results of Operations (GAAP)** | **$ .55** | **$ (.51)** | **$ (.01)** | **$ .11** | **$ (.03)** | **$ .11** |
| Supplemental Adjustments 1/ | | | | | | |
| CT Cancellation | | .38 | | | (.20) | .18 |
| Trading Losses (Proprietary Trading) | | .16 | | | | .16 |
| ACE Accrual Reversal | (.04) | | | | | (.04) |
| ACE NJ Deferral Disallowance | .10 | | | | | .10 |
| 2003 Results as Adjusted | .61 | .03 | (.01) | .11 | (.23) | .51 |
| **Variance for 2004 Adjusted vs 2003 Adjusted** | **$  -** | **$ .10** | **$ .04** | **$ .03** | **$ .02** | **$ .19** |
| | (a) | (b) | (c) | (d) | | |

1/ The adjustments represent non-GAAP financial information. Management believes that the adjusted earnings amounts may be useful to investors because they show results before giving effect to the adjustment items.

(a) Sales growth and favorable weather were offset by lower margins on Pepco Standard Offer Service.
(b) Increase due to higher generation output primarily from the Bethlehem plant going on line and improved margins.
(c) Increase due to higher margins primarily associated with commercial and industrial commodity sales and reduced interest expense.
(d) Increase due to gain on sale of aircraft and reduced interest expense.

## Share Information

| | 2004 | 2003 |
|---|---|---|
| Weighted Average Shares Outstanding (Millions) - Year to Date June | 172.0 | 170.3 |

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# SELECTED FINANCIAL INFORMATION
## UNAUDITED CONDENSED STATEMENT OF EARNINGS

For the Three Months Ended June 30, 2004

(In Millions)

| | Power Delivery | | Competitive Energy Segments Conectiv Energy | | Pepco Energy Services | Other Non-Regulated | (a) Corp. & Other | PHI Cons. |
|---|---|---|---|---|---|---|---|---|
| Operating Revenue | $ 1,073.5 | | $ 565.4 | (b) | $ 243.5 | $ 24.2 | $ (215.1) | $ 1,691.5 |
| Operating Expense | 908.4 | (b) (c) | 531.1 | | 238.4 | 1.6 | (218.5) | 1,461.0 |
| Operating Income | 165.1 | | 34.3 | | 5.1 | 22.6 | 3.4 | 230.5 |
| Interest Expense | 44.7 | | 6.5 | | .6 | 10.2 | 30.1 | 92.1 |
| Income Taxes | 51.9 | | 16.1 | | 1.8 | (1.3) | (9.8) | 58.7 |
| Net Income (loss) | $ 72.5 | | $ 24.5 | (d) | $ 3.3 | $ 6.9 (e) | $ (16.8) | $ 90.4 |
| | | | | | | | | |
| Total Assets | $ 8,448.3 | | $ 1,979.1 | | $ 534.1 | $1,353.4 | $ 1,115.7 | $ 13,430.6 |

(a) Includes unallocated Pepco Holdings (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. Intercompany eliminations are also included in this line item. Additionally, this line item for "total assets" also includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $149.3 million for the three months ended June 30, 2004.

(c) Power Delivery recognized a $14.4 million gain from the condemnation settlement associated with the transfer of Vineland distribution assets.

(d) Conectiv Energy recognized an $11.2 million pre-tax gain ($6.6 million after-tax) from the disposition of a joint venture associated with the Vineland co-generation facility.

(e) This amount includes the impairment charge of $11.2 million pre-tax ($7.3 million after-tax) used to reduce the value of the Starpower investment to $28 million at June 30, 2004.

## UNAUDITED CONDENSED STATEMENT OF EARNINGS

For the Three Months Ended June 30, 2003

(In Millions)

| | Power Delivery | | Competitive Energy Segments Conectiv Energy | | Pepco Energy Services | Other Non-Regulated | (a) Corp. & Other | PHI Cons. |
|---|---|---|---|---|---|---|---|---|
| Operating Revenue | $ 911.5 | | $ 703.5 | (b) | $ 248.6 | $ 26.1 | $ (191.3) | $ 1,698.4 |
| Operating Expense | 807.6 | (b) | 692.2 | | 247.6 | 4.2 | (192.5) | 1,559.1 |
| Operating Income | 103.9 | | 11.3 | | 1.0 | 21.9 | 1.2 | 139.3 |
| Interest Expense | 44.5 | | 4.9 | | 2.4 | 13.7 | 25.6 | 91.1 |
| Income Taxes | 24.9 | | 4.3 | | 0.1 | 0.8 | (9.7) | 20.4 |
| Extraordinary item (net of tax expense of $4.1 million) | 5.9 | | - | | - | - | - | 5.9 |
| Net Income (loss) | $ 44.2 | | $ 4.5 | | $ 2.0 | $ 9.7 | $ (17.4) | $ 43.0 |
| | | | | | | | | |
| Total Assets | $ 8,103.9 | | $ 1,937.0 | | $ 513.2 | $ 1,565.2 | $ 1,160.9 | $ 13,280.2 |

(a) Includes unallocated Pepco Holdings (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. Intercompany eliminations are also included in this line item. Additionally, this line item for "total assets" also includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $140.2 million for the three months ended June 30, 2003.

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# UNAUDITED CONDENSED STATEMENT OF EARNINGS

For the Six Months Ended June 30, 2004
(In Millions)

| | Power Delivery | Conectiv Energy (Competitive Energy Segments) | Pepco Energy Services (Competitive Energy Segments) | Other Non-Regulated | (a) Corp. & Other | PHI Cons. |
|---|---|---|---|---|---|---|
| Operating Revenue | $ 2,112.7 | $ 1,153.2 (b) | $ 554.2 | $ 45.3 | $ (409.8) | $ 3,455.6 |
| Operating Expense | 1,839.1 (b), (d) | 1,103.4 | 546.5 | (1.7) (e) | (412.7) | 3,074.6 |
| Operating Income | 273.6 | 49.8 | 7.7 | 47.0 | 2.9 | 381.0 |
| Interest Expense | 91.0 | 13.1 | 1.1 | 20.2 | 59.3 | 184.7 |
| Income Taxes (c) | 79.1 | 19.5 | 1.2 | (7.1) | (22.6) | 70.1 |
| Net Income (loss) | $ 113.3 | $ 29.6 (f) | $ 6.4 | $ 27.0 (g) | $ (34.7) | $ 141.6 |
| Total Assets | $ 8,448.3 | $ 1,979.1 | $ 534.1 | $1,353.4 | $ 1,115.7 | $ 13,430.6 |

(a) Includes unallocated Pepco Holdings (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. Intercompany eliminations are also included in this line item. Additionally, this line item for "total assets" also includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $297.3 million for the six months ended June 30, 2004.

(c) In February 2004, a local jurisdiction issued final consolidated tax return regulations, which were retroactive to 2001. Under these regulations, Pepco Holdings (parent) and other affiliated companies doing business in this location, now have the necessary guidance to file a consolidated income tax return. During the first quarter of 2004, Pepco Holdings and its subsidiaries recorded the impact of the new regulations of $13.1 million for the period of 2001 through 2003.

(d) Power Delivery recognized a $14.4 million gain from the condemnation settlement associated with the transfer of Vineland distribution assets. Also, Power Delivery recorded a $6.6 million gain from the sale of non-utility land during the first quarter of 2004.

(e) Other Non-Regulated recorded a $5.5 million pre-tax gain from the sale of two aircraft during the first quarter of 2004.

(f) Conectiv Energy recognized $11.2 million pre-tax gain ($6.6 million after-tax) from the distribution of joint venture associated with the Vineland co-generation facility.

(g) This amount includes the impairment charge of $11.2 million pre-tax ($7.3 million after-tax) used to reduce the value of the Starpower investment to $28 million at June 30, 2004.

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# UNAUDITED CONDENSED STATEMENT OF EARNINGS

For the Six Months Ended June 30, 2003

(In Millions)

|  | Power Delivery | Competitive Energy Segments | | Other Non-Regulated | (a) Corp. & Other | PHI Cons. |
|  |  | Conectiv Energy | Pepco Energy Services |  |  |  |
|---|---|---|---|---|---|---|
| Operating Revenue | $ 1,880.6 | $ 1,531.7 (b), (d) | $ 581.0 | $ 52.4 | $ (418.6) | $ 3,627.1 |
| Operating Expense | 1,650.4 (b) | 1,672.4 (c) | 585.2 | 8.3 | (467.6) (c) | 3,448.7 |
| Operating Income (loss) | 230.2 | (140.7) | (4.2) | 44.1 | 49.0 | 178.4 |
| Interest Expense | 91.2 | 7.8 | 4.5 | 27.5 | 49.2 | 180.2 |
| Income Taxes | 59.4 | (59.0) | (2.5) | 1.5 | (1.0) | (1.6) |
| Extraordinary item (net of tax expense of $4.1 million) | 5.9 | - | - | - | - | 5.9 |
| Net Income (loss) | $ 93.2 | $ (86.0) | $ (2.4) | $ 18.1 | $ (4.8) | $ 18.1 |
| Total Assets | $ 8,103.9 | $ 1,937.0 | $ 513.2 | $ 1,565.2 | $ 1,160.9 | $ 13,280.2 |

(a)     Includes unallocated Pepco Holdings (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. Intercompany eliminations are also included in this line item. Additionally, this line item for "total assets" also includes Pepco Holdings' goodwill balance.

(b)     Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $307.6 million for the six months ended June 30, 2003.

(c)     Conectiv Energy's results include a charge of $110.7 million related to a combustion turbine (CT) cancellation. This unfavorable impact at Conectiv Energy is partially offset by $57.9 million in Corp. & Other related to the reversal of a purchase accounting fair value adjustment made on the date of the merger related to the CT contract.

(d)     This amount includes the unfavorable impact resulting from net trading losses of approximately $44 million incurred prior to the cessation of proprietary trading.

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# Consolidated Condensed Balance Sheets

(Unaudited)
(In Millions)

| | As of | |
| --- | --- | --- |
| | June 30, 2004 | December 31, 2003 |
| **ASSETS** | | |
| Total current assets | $ 1,698.0 | $ 1,628.9 |
| Total investments and other assets | 4,745.0 | 4,783.5 |
| Net property, plant, and equipment | 6,987.6 | 6,964.9 |
| Total assets | $ 13,430.6 | $ 13,377.3 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Total current liabilities | $ 2,018.9 | $ 2,064.6 |
| Total deferred credits | 2,921.0 | 2,873.4 |
| First mortgage bonds, medium-term notes and other long-term debt | 4,663.2 | 4,588.9 |
| Transition bonds issued by ACE Funding | 537.7 | 551.3 |
| Debentures issued to financing trust | - | 72.2 |
| Mandatorily redeemable serial preferred stock | 45.0 | 45.0 |
| Capital lease obligations | 113.2 | 115.4 |
| Serial preferred stock | 35.3 | 35.3 |
| Redeemable serial preferred stock | 27.9 | 27.9 |
| Total shareholders' equity | 3,068.4 | 3,003.3 |
| Total liabilities and shareholders' equity | $ 13,430.6 | $ 13,377.3 |

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